[Letterhead of American Greetings Corporation]

BY EDGAR CORRESPONDENCE

March 18, 2013

David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	American Greetings Corporation

Form 10-K for the Fiscal Year Ended February 29, 2012

Filed April 30, 2012

Form 10-Q for the Quarterly Period Ended November 23, 2012

Filed January 2, 2013

File No. 1-13859

Dear Mr. Humphrey:

We refer to the comment letter, dated March 11, 2013, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission) concerning the American Greetings Corporation (the “Corporation”) (1) Form 10-K for the fiscal year ended February 29, 2012 filed with the Commission on April 30, 2012 and (2) Form 10-Q for the quarterly period ended November 23, 2012 filed with the Commission on January 2, 2013.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Form 10-K for the Fiscal Year Ended February 29, 2012

Note 3. Other Income and Expense, page 62

1. We have reviewed your response to prior comment 1 as to how you assess whether gains and losses are included either in other operating income or other non-operating income. We believe the line item “(Gain) loss on asset disposal” as shown in the second table on page 62 should be reclassified as other operating income. This is based on the narrative description that you sold the land, buildings, certain equipment, and a distribution facility in the North American Social Expression Products segment, the International Social Expression Products segment, and your Mexican operations within the North American Social Expression Products segment. Thus, these gains appear to arise from transactions associated with your historical operations and they should be classified on a consistent basis within the operating section of your consolidated statement of operations. Please reclassify the “(Gain) loss on asset disposal” line item to other operating income, beginning with your Form 10-K for the fiscal year ending February 28, 2013. Refer to ASC 360-10-45-5 and footnote 68 of SAB Topic 13(B).

Response: The Corporation will comply with the Staff’s comment in future filings, beginning with its Form 10-K for the fiscal year ended February 28, 2013.

Form 10-Q for the Quarterly Period Ended November 23, 2012

Note 6. Other Revenue and Expense, page 12

2. We have reviewed your response to prior comment 2 as to why you believe the $10 million loss on Clinton Cards’ debt should be within non-operating income. However, you disclose that Clinton Cards had been an important customer to your international business for approximately forty years and was one of your largest customers, and that in an effort to protect your interests and work more closely with all of the parties involved, you acquired all of their outstanding senior secured debt their debt in May 2012. This implies that the business operations of Clinton Cards were significant to your wholesale operations in that Clinton Cards was a valuable customer whom you were willing to protect, notwithstanding your response that you are not in the business of acquiring the debt obligations of your customers. It is unclear how you can conclude that the impairment loss recorded on the acquired debt of Clinton Cards is not related to the significant impact that Clinton Cards has to your continuing wholesale operations. We note your response indicates that the historical operations associated with your wholesale operations are entirely different from the business operations associated with the Clinton Cards’ retail stores. However, the principal business operations of Clinton Cards’ retail stores remained the same before and after your acquisition, and it appears that Clinton Cards is an ongoing entity that is integral to the selling of your business products. Therefore, the $10 million loss should be included in the determination of operating income. Please revise beginning with your Form 10-K for the fiscal year ended February 28, 2013.

Response: The Corporation will comply with the Staff’s comment in future filings, beginning with its Form 10-K for the fiscal year ended February 28, 2013.

*  *  *

The Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Corporation also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 216-252-7300.

Sincerely,

/s/ Stephen J. Smith

Stephen J. Smith
Senior Vice President and Chief Financial Officer

cc:	Christopher W. Haffke, Esq.